Media Release

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ROCHE HOLDING 82-3315

Roche

Basel, 11 April 2007

Roche and Transgene enter partnership on therapeutic vaccines against HPV-mediated diseases

Roche to develop and commercialize products from Transgene's programme

Roche and Transgene announced today that they have entered into an exclusive worldwide collaboration agreement to develop and commercialize products from Transgene's therapeutic vaccine program against Human Papilloma Virus-mediated diseases. The Human Papilloma Virus (HPV) is associated with the development of precancerous lesions and cancer of the cervix. The agreement includes Transgene's lead therapeutic vaccine candidate TG 4001 (MVA-HPV-IL2), currently in clinical development to treat high grade cervical intraepithelial neoplasia (CIN2/3), a precancerous cervical abnormality which can lead to cervical cancer. Under the agreement, Roche will lead worldwide development and commercialization. TG 4001 has completed Phase II studies and is in planning for entry into Phase III studies.

'Transgene is an ideal strategic fit for Roche, offering a differentiated approach to a precancerous condition with high unmet need,' said Peter Hug, Roche's Global Head of Pharma Partnering. 'Transgene's expertise in viral vaccine therapeutics complements our core capabilities in oncology and virology drug development. In addition, as Roche is a leader in in vitro diagnostics with strong capabilities in HPV detection, our collaboration with Transgene has the potential to expand and evolve into an integrated personalized medicine approach. We look forward to working with Transgene on this program.'

'We are delighted by Roche's commitment to further develop our promising vaccine TG 4001 in the field of HPV-mediated diseases,' said Philippe Archinard, Chief Executive Officer of Transgene. 'Roche has broad expertise and a leadership position in the development and marketing of first-in-class innovative therapies. This first strategic partnership is an acknowledgement of the validity of

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our technology and strategy. It is a considerable transforming event for Transgene that we anticipate will enable us to accelerate and broaden the development of our entire product portfolio.'

Terms of the Agreement

Roche will acquire an exclusive license for TG 4001 and further therapeutic vaccine development candidates resulting from the collaboration in HPV-mediated diseases, and will have exclusive worldwide commercialization rights. Roche will fund all future costs associated with the development of TG 4001 and will lead the Phase III studies.

Transgene will receive 13 million Euros as an upfront payment and 10 million Euros as a near-term regulatory milestone payment related to planning the Phase III studies. Roche may pay Transgene up to 195 million Euros, upon the achievement of certain further development and sales-based events in various HPV-related indications. Transgene is also entitled to double-digit escalating royalties on sales once a product is marketed.

Roche will hold all manufacturing rights but has agreed to allocate, on commercial terms, exclusive responsibility to Transgene for the clinical-trial supply of TG 4001 and additional HPV products, which may be developed in the future. This agreement will be extended to commercial-supply manufacturing for an initial period.

About TG 4001

TG 4001 therapeutic vaccine is designed to target HPV type 16 (HPV16), known to be a high risk factor for the development of precancerous cervical intraepithelial neoplasia and subsequently cervical cancer.

TG 4001 (MVA-HPV-IL2) is based on a non-propagative, highly attenuated vaccinia vector (MVA), which is engineered to express HPV16 antigens and an adjuvant. As an immunotherapy for women diagnosed with diseases caused by the HPV 16 infection, TG 4001 is designed to have a two-pronged anti-viral approach: to alert the immune system specifically to HPV16-infected cells that have started to undergo precancerous transformation (cells presenting the HPV16 E6 and E7 antigens) and to further stimulate the infection-clearing activity of the immune system through an adjuvant (interleukin 2).

In Phase II clinical trials, TG 4001 demonstrated safety and promising clinical responses and efficacy in women with HPV16 CIN2/3. Results of a trial in France, announced last year, of 21

women with HPV16 CIN 2/3, showed promise as 10 women no longer had detectable levels of CIN2/3 six months after vaccination (disappearance of the precancerous lesions and no detectable HPV16 E6 / E7 mRNA). No serious side effects were observed. Sustainability of the response was assessed by an examination at Month 12 of the patients who did not undergo surgical excision of CIN lesions at Month 6. No CIN2/3 relapse nor any HPV16 persistence or re-infection were observed in these women. A placebo-controlled Phase III program is in planning to enrol an estimated 500 patients with CIN2/3 caused by HPV16.

About HPV-mediated diseases

HPV infection is recognized as the necessary cause of precancerous cervical lesions and cervical cancers and is the most common sexually transmitted disease affecting about 400 million women worldwide. Most infections are spontaneously eliminated in less than one year. In the remaining cases, persistent HPV infection can lead, after several years or decades, to precancerous lesions of the cervix - called cervical intraepithelial neoplasia of grades 2 and 3 (CIN 2/3) - and eventually to cervical cancer. Worldwide, new cases are reported at a yearly rate of around 1.4 million for CIN 2/3 and 500,000 for cervical cancer, of which approximately 50% are linked to HPV16. The HPV16 genotype, along with HPV18, 31 and 33 genotypes, have the highest risk of transforming infected cervical cells into cancerous cells.

Due to the wider use of HPV testing, HPV infection is being diagnosed in an increasing number of women, but no anti-viral treatment is currently available. Surgical resection, currently the only therapeutic solution, is highly effective but presents medical complications and relapses. Therefore, a therapeutic vaccine to clear precancerous lesions and the associated HPV infection could be an effective, non-invasive approach for the prevention of cervical cancer.

Roche launched the Amplicor HPV Test and the Linear Array HPV Genotyping Test in Europe in 2004 and 2005 respectively. Both tests are currently under review by the US Food & Drug Administration (FDA) for approval to market the tests in the United States. The Amplicor HPV Test is designed to enable accurate detection of 13 high-risk HPV genotypes (including HPV16) in standard clinical samples. The Linear Array HPV Genotyping Test is designed to identify which of 13 high-risk HPV genotypes are present in a sample. Studies worldwide have used the research prototype of the Roche Diagnostics Linear Array HPV Test to better understand HPV.

About Transgene

Transgene is a France-based biopharmaceutical company dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. The

company has three compounds in Phase II trials and one compound in Phase I studies. Transgene has bio-manufacturing production capacities for viral-based vectors and technologies available for out-licensing. Additional information about Transgene is available on the Internet at www.transgene.fr.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the global leader in biotechnology, Roche contributes on a broad range of fronts to improving people's health and quality of life by supplying innovative products and services for the early detection, prevention, diagnosis and treatment of diseases. Roche is the world leader in in-vitro diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. It is also engaged in other important therapeutic areas including autoimmune, inflammatory and metabolic disease and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totaled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Roche Diganostics in Women's Health: www.roche.com/med_backgr-women

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp

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